

January 5, 2015

<u>Via E-mail</u>
Daniel A. Gaudreau
Senior Vice President, Operations and
Chief Financial Officer
Actuate Corporation
951 Mariners Island Boulevard
San Mateo, CA 94404

  Re: **Actuate Corporation**
    Form 10-K for the fiscal year ended December 31, 2013
    Filed March 7, 2014
    Form 10-Q for the quarterly period ended June 30, 2014
    Filed August 7, 2014
    Forms 8-K furnished on August 6, 2014, May 1, 2014 and February 4, 2014
    File No. 000-24607

Dear Mr. Gaudreau:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Stephen G. Krikorian

        Stephen G. Krikorian
        Accounting Branch Chief